EXHIBIT 99.1

POET Technologies Reports Fourth Quarter 2024 Financial Results

Continued progress toward a revenue inflection point based on in-place contracts with industry leaders and partners

TORONTO, March 31, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of Photonic Integrated Circuits (PICs), light sources and optical modules for the AI and data center markets, today reported its audited consolidated financial results for the fourth quarter ended December 31, 2024. The Company’s financial results as well as the Management Discussion and Analysis have been filed on SEDAR+. All financial figures are in United States dollars (“USD”) unless otherwise indicated.

Management Commentary:

"In Q4 2024, we strategically positioned our company for accelerated growth by strengthening our financial foundation, advancing critical technology developments, and implementing a new manufacturing strategy designed for rapid, profitable scaling,” stated POET Chairman & CEO, Dr. Suresh Venkatesan. “The market is experiencing unprecedented demand for photonic solutions, particularly in AI data center applications, and we're still at the early stages of what industry experts anticipate will be a multi-year demand cycle. Despite challenging equity markets, we successfully raised an additional US$25 million through a registered direct offering, with robust investor support reflecting the market opportunity and POET’s positioning as a potential leader in the space.”

Dr. Venkatesan continued, “Every strategic move we have made over the past several months is to ensure that POET is positioned to scale and to optimize our supply chain as we approach a revenue inflection point later this year. based on the trajectory of existing customer relationships. Our acquisition of SPX gives us full control of our technology while enabling us to shift manufacturing toward Malaysia and away from China, reducing geopolitical risk to growth, while building on our established foundry relationship with Silterra Malaysia in a familiar and friendly market. For 2025, we're focused on developing our wafer-level manufacturing in Malaysia, expanding into telecom systems and chip-to-chip data communications applications, and leveraging the solid financial foundation we set in 2024 to accelerate both our customer pipeline, deliveries and revenue realization. POET continues to receive attention from notable industry analysts, including Lightwave+BTR and we expect this momentum, along with existing contracts and relationships with industry leaders and partners like LuxshareTech, Foxconn and Mitsubishi Electric, to lead to significant revenue acceleration in the second half of 2025.”

The Company intends to pursue its voluntary delisting from the TSX Venture Exchange immediately following the closing of its planned US$25M financing with L5 Capital, which is expected to close within the next few weeks.

Notable Business Highlights:

  The Company was recognized publicly for outstanding technical leadership, receiving multiple prestigious awards, including:

    “Elite Score” Lightwave+BTR Innovation Reviews (February 27, 2025)
    “Best in Artificial Intelligence” 2024 Global Tech Awards (October 16, 2024)
    “AI Innovator of the Year Gold Prize” 2024 Merit Awards (October 1, 2024)
    “Best Optical AI Solution, 2024 AI Breakthrough Awards (June 26, 2024)
    “Runner-Up Award for Most Innovative Hybrid PIC/Optical Integration” ECOC (October 1, 2024)

  Closed a non-brokered private placement offering on November 26, 2024 of 5,555,556 common shares at an offering price of $4.50 and accompanying warrants to purchase 2,777,778 additional common shares at $6.00 per share for a period of five years from issuance. The Company raised gross proceeds of $25,000,002 from this offering, bringing the total equity capital raised during 2024 to $82.2 million.

  Appointed Robert “Bob” Tirva to the Board of Directors and the Audit Committee. Mr. Tirva brings over 30 years of executive experience in technology and semiconductors, having held management positions at IBM, Broadcom Corporation, Dropbox and Intermedia Cloud Communications Inc. Most recently, he was President, Chief Operating Officer and Chief Financial Officer of Sonim Technologies, Inc. until it was acquired by AJP Holding Company in 2022. Mr. Tirva currently serves on the board of Skyworks Aeronautics and was recently on the boards of Costar Technologies and Resonant, Inc.

  Completed the acquisition of 100% of Super Photonics Xiamen Co., Ltd (“SPX”), establishing full control over SPX, for a total of $6.5 million to be paid out over five years beginning in Q1 of 2025, enabling POET to establish manufacturing outside of China independent of the JV. The Company has subsequently decided to liquidate and close the SPX operation within the next few months.

  Established a major wafer-level assembly and test facility for optical engines in Penang, Malaysia with the signing of several agreements with Globetronics Manufacturing Sdn. Bhd., a leading semiconductor manufacturer and contractor, equipping Globetronics with the capacity to manufacture an initial 1 million POET optical engines annually.

Non-IFRS Financial Summary
The Company reported non-recurring engineering (“NRE”) and product revenue of $29,032 in the fourth quarter of 2024 compared to $107,551 for the same period in 2023 and $3,685 in the third quarter of 2024. Historically the Company provided NRE services to multiple customers for unique projects that are being addressed utilizing the capabilities of the POET Optical Interposer. No billable NRE services were provided in the period. The Company only had small product revenue in Q4 2024.

The Company reported a net loss of $30.2 million, or ($0.48) per share, in the fourth quarter of 2024 compared with a net loss $5.5 million, or ($0.13) per share, for the same period in 2023 and a net loss of $12.7 million, or ($0.20) per share, in the third quarter of 2024. The net loss in the fourth quarter of 2024 included research and development costs of $3.4 million compared to $2.1 million for the same period in 2023 and $1.8 million in the third quarter of 2024. Fluctuations in R&D for a Company of this size and this stage of growth is expected on a period-over-period basis as the Company transitions from technology development to product development.

The largest component of the Company’s loss was from the non-cash fair value adjustment to derivative warrant liability of $12.4 million in the fourth quarter of 2024, compared to $25,000 in the same period in 2023 and $6.2 million in the third quarter of 2024. This non-cash item relates to warrants issued in a foreign currency and is periodically remeasured. The increase was a result of the issuance of warrants and the increase in the Company’s stock price during the third quarter.

Other non-cash expenses in the fourth quarter of 2024 included stock-based compensation of $1.4 million and depreciation and amortization of $0.5 million. Non-cash stock-based compensation and depreciation and amortization in the same period of 2023 were $1.0 million and $0.5 million, respectively. Third quarter 2024 stock-based compensation and depreciation and amortization were $1.5 million and $0.5 million, respectively. The Company had non-cash finance costs of $32,000 in the fourth quarter of 2024 compared to non-cash finance costs of $14,000 in the fourth quarter of 2023 and non-cash costs of $30,000 in the third quarter of 2024.

The Company recognized other income, including interest of $511,000 in the fourth quarter of 2024, compared to $54,000 in the same period in 2023 and $216,000 in the third quarter of 2024.

During the fourth quarter of 2024, the Company acquired the remaining 24.8% interest of SPX from SAIC. The acquisition of this interest resulted in a non-cash loss to the Company of $6,852,687.

Cash flow from operating activities in the fourth quarter of 2024 was ($8.7) million compared to ($2.9) million in the fourth quarter of 2023 and ($5.5) million in the third quarter of 2024.

The Company raised gross proceeds of $25.9 million, including $25 million from the issuance of units from a non-brokered private placement and $0.9 million from the exercise of warrants and stock options.

Summary of Financial Performance
The following is a summary of the Company’s operations over the five quarters ending December 31, 2024. This information should be read in conjunction with the Company’s financial statements filed on Sedar + on Marcy 31, 2025.

POET TECHNOLOGIES INC. PROFORMA – NON-IFRS AND IFRS PRESENTATION OF OPERATIONS (All figures are in U.S. Dollars)

	Dec 31/24	Sep 30/24	Jun 30/24	Mar 31/24	Dec 31/23

Revenue	$29,032	$3,685	$-	$8,710	$107,551
Research and development	3,437,683	1,765,481	2,117,828	1,922,066	2,142,003
Depreciation and amortization	475,281	525,955	509,699	509,260	505,869
Professional fees	679,156	480,871	366,839	409,726	902,368
Wages and benefits	758,883	667,963	780,146	768,496	676,539
Loss on acquisition of SPX	6,852,687	-	-	-	-
Stock-based compensation (1)	1,404,995	1,525,131	1,591,741	947,502	1,050,088
General expense, rent and facility	474,937	465,448	448,357	570,819	317,333
Interest expense	31,605	30,482	20,833	19,753	13,547
Finance advisory fees	4,239,831	1,319,392	942,576	-	-
Derivative liability adjustment	12,444,661	6,179,836	1,376,761	629,824	24,865
Other (income), including interest	(511,448)	(216,337)	(174,911)	(52,558)	(54,047)
Net loss, before taxes	$30,259,239	$12,740,537	$7,979,869	$5,716,178	$ 5,471,014
Net loss per share	$(0.48)	$(0.20)	$(0.14)	$(0.13)	$(0.13)

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers.  POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems.  POET’s Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles.  POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore.  More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include expectations of industry analysts and experts with respect to industry growth, the Company’s own expectations with regard to the success of the Company’s product development efforts, the performance of its products, the expectation for revenue, including continued guidance for robust demand provided by current customers, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations for approval of proposals at the Company’s annual meeting of shareholders.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, forecasts of industry analysts and experts with respect to industry growth, the Company’s own expectations with regard to management’s expectations regarding the success and timing for completion of its development efforts, the introduction of new products, its sales efforts and revenue generation, its financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, the failure to generate sales and revenue, the failure of continued robust guidance from customers to materialize, operational risks in the completion of the Company’s anticipated projects, lack of performance of its joint venture, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital if needed. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075